UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

On June 12, 2025, Materialise NV (the “Company” or “Materialise”) announced the results of its previously announced annual general meeting of its shareholders (the “Annual Meeting”) and extraordinary meeting of its shareholders (the “Special Meeting”), each of which was held on June 3, 2025.

At the Annual Meeting, resolutions were passed: (i) to approve the Belgian GAAP statutory annual accounts for the fiscal year 2024 and (ii) to elect the Company’s directors to serve until the Company’s next annual meeting of shareholders.

At the Special Meeting, resolutions were passed: (i) to amend the Company’s articles of association (the “Articles”) to renew the authorization of the Company’s Board of Directors to increase the Company’s authorized capital and (ii) to amend the statutory date of the Company’s annual general shareholders’ meeting starting in 2026.

Attached as Exhibit 99.1 hereto is a copy of the Company’s press release announcing the Annual Meeting results and the Special Meeting results.

The Company expects the new Articles will be published in the Belgian Gazette on or about June 16, 2025, at which time they will become fully effective. Attached as Exhibit 3.1 hereto is an unofficial English translation of the Articles.

EXHIBIT INDEX

Exhibit	Description

3.1	Articles of Association of Materialise NV (unofficial English translation)*
99.1	Press Release dated June 12, 2025

*Constitutes an unofficial English translation of the original Dutch document. The Dutch document shall govern in all respects, including interpretation matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen
De Vet Management BV
Title:	Chief Executive Officer

Date: June 12, 2025